07006332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED APR 04 2007 WASH, DC 210

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-49308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Heflin & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Rosecrans Avenue, Suite 3220
(No. and Street)

El Segundo (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ashita K. Johnson, Senior Vice President (310) 335-9705
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor (Address) Los Angeles (City) California (State) 90067 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

2A

OATH OR AFFIRMATION

I, Ashita K. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heflin & Co., LLC, ,as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Loreen A. Washburn

Notary Public

LOREEN A. WASHBURN
COMM. # 1632435
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 22, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Members of
Heflin & Co., LLC
El Segundo, California

We have audited the accompanying statement of financial condition of Heflin & Co., LLC, as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Heflin & Co., LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Los Angeles, California
February 20, 2007

Statement of Financial Condition

December 31,		2006
Assets		
Cash and cash equivalents	$	558,730
Receivable from Clearing Broker		1,075,887
Prepaid expenses		65,783
Deposit with Clearing Broker		100,000
Fixed assets, at cost, net of accumulated depreciation of $145,300		45,562
Other assets		69,990
Total assets	$	1,915,952
Liabilities and Members' Equity		
Liabilities		
Commissions payable	$	317,325
Accounts payable and accrued liabilities		347,018
Total liabilities		664,343
Commitments		
Members' equity		1,251,609
Total liabilities and members' equity	$	1,915,952

See accompanying notes to statement of financial condition.

1. Organization and Accounting Policies

Heflin & Co., LLC (the Company) a California Limited Liability Company, was organized on February 28, 1996. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company operates as an introducing broker and dealer to institutional clients from its offices located in Los Angeles, California.

The Company operates under an agreement (the Agreement) with a clearing broker (the Clearing Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of the related assets ranging from 5 to 7 years.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

1. Organization and Accounting Policies (Continued)	**Use of Estimates** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.
2. Clearing Agreement	The Agreement contains standard indemnifications to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there were no amounts to be indemnified to the Clearing Broker for these accounts.
3. Deposit with Clearing Broker	The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under the Agreement.
4. Fixed Assets	Fixed assets are composed of the following:

December 31,		2006
Furniture and fixtures	$	111,470
Office equipment		79,392
Total		190,862
Less: accumulated depreciation		(145,300)
	$	45,562

5. Commitments and Contingencies

Leases

The Company leases office space under non-cancellable operating leases which expire through August 2009. The future minimum rental payments under these agreements at December 31, 2004 are as follows:

Year ending December 31,		
2007	$	94,816
2008		94,816
2009		55,309

Indemnification Agreements

Under its membership agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by California Law. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officers liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnifications are minimal, and has no liabilities recorded for these indemnifications as of December 31, 2006.

Soft Dollar Arrangement

The Company has a soft dollar arrangement with a client where the Company is obligated to reimburse the client for qualified expenditures such as research. The amount of eligible reimbursement is based on a percentage of commission income.

6. Defined Contribution Plan

The Company has a 401(k) Contribution Plan (the Plan). Enrollment is open to all employees after one year of employment. The employer does not make a matching contribution. Employees may contribute up to the federal maximum of $15,000 for 2006. The Company had only minor administrative expenses for the year ended December 31, 2006.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $1,068,638, which was $968,638 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1 at December 31, 2006.

8. Members' Equity

The Company's operating agreement, as amended on December 28, 2000 authorizes the Company to issue two classes of ownership interest. Class A Units are issued to members that make a capital contribution to the Company in cash or property acceptable to the manager. Class B Units are non-voting and represent only an interest in the profits and losses of the Company. Class B Units are allocated to employees of the Company in the sole discretion of the manager. As of December 31, 2006 no Class B Units have been allocated.

9. Business Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

9. Business Risk (Continued)

The Company does not anticipate nonperformance by its customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's account.

The Company conducts business with a number of customers who individually may account for more than 10% of the Company's total revenues for the year. While the loss of any of these customers could potentially have an impact on the Company's financial conditions and results of operations, Management feels that the loss of any of the accounts would not materially affect the Company's financial condition and results of operations. Furthermore, Management believes it would be able to find acceptable replacement customers.

The Company maintains its cash accounts primarily with banks located in California. The total cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with one California bank at December 31, 2006, which exceeded the balance insured by the F.D.I.C. in the amount of $532,308.

The Company clears on a fully disclosed basis and all of its customers are institutional. In addition, the Company carries a million dollar securities dealer blanket bond.

10. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

END